Exhibit A

Ceragon Introduces FibeAir IP-20 Assured Platform, Delivering Wireless Backhaul with Enhanced Security for Mission-Critical Networks

August 8, 2016

Ceragon Introduces FibeAir IP-20 Assured Platform, Delivering Wireless Backhaul with Enhanced Security for Mission-Critical Networks

FibeAir IP-20 Assured Platform has received FIPS 140-2 validation, ensuring it serves the most demanding security requirements.

Little Falls, New Jersey, August 8, 2016 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced the release of its FibeAir IP-20 Assured Platform. Leveraging on the worldwide success of the IP-20 Platform and having earned FIPS 140-2 validation by the US National Institute of Standards and Technology (NIST), the IP-20 Assured provides a premium wireless backhaul solution for enhanced security. It helps public safety organizations, utility companies and service providers, increase their operational efficiency, build highly reliable networks with high standards of encryption and security, and most importantly - keep first responders and other mission-critical customers connected. The IP-20 Assured Platform is available for shipment and will be exhibited at APCO August 15-16, 2016 in Orlando Florida.

The IP-20 Assured Platform resolves the tough challenges public safety organizations and other network operators face when building highly reliable secured networks for voice and multimedia services in an environment having scarce spectrum, as well as power and real estate constraints. Its unique multicore technology delivers multiple Gbps wireless backhaul for LMR, LTE and other secured access technology networks, while utilizing merely a fraction of the spectrum otherwise required. Moreover, it provides flexibility by supporting any deployment scenario, and allows on-demand site deployments wherever needed by overcoming spectrum availability constraints.

The IP-20 Assured Platform is available across all wireless backhaul frequencies from 6 to 86 GHz. It offers highly redundant and secured wireless backhaul with over-the-air encryption. The IP-20 Assured Platform enables network operators to meet service availability demands by providing physical and virtual security, advanced identity management, as well as a secured product architecture – all which are FIPS 140-2 validated. With the introduction of the new IP-20 Assured Platform, Ceragon customers confidently enjoy solutions that resolve their wireless backhaul challenges while addressing their most stringent security requirements.

“Ceragon recognizes its customers’ growing needs for secured wireless backhaul and is committed to providing reliable, innovative solutions that meet the highest security standards,” said Ira Palti, president and CEO of Ceragon. “Our IP-20 Assured Platform was designed to enable the highest value for our customers. It helps homeland security, utility companies and service provider organizations keep their networks always available and secure, so they can deliver on their mission - keeping users connected.”

Ceragon Introduces FibeAir IP-20 Assured Platform, Delivering Wireless Backhaul with Enhanced Security for Mission-Critical Networks

August 8, 2016

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the world’s #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Media Contact:	Company Contact:	Investor Contact:
Matthew Krieger	Tanya Solomon	Claudia Gatlin
GK Public Relations	Ceragon Networks
Tel: + 914-768-4219	Tel: +972-3-543-1163	Tel. +1-(212)-830-9080
matthew@gkpr.com	tanyas@ceragon.com	claudiag@ceragon.com

Safe Harbor

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: revenues, growth prospects, projections of gross margins, operating and other expenses, capital expenditures, profitability and liquidity, competitive pressures, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may," "plans," "anticipates," "believes," "estimates," "targets," "expects," "intends," "potential," or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that Ceragon’s expectations regarding future revenues and profitability will not materialize; risks relating to the concentration of our business in India, Latin America, Africa and in developing nations in other regions, including political, economic and regulatory risks from doing business in those regions and nations, including but not limited to currency export controls and recent economic concerns; the risk that the amount of business coming from our most significant customers will go down or cease, the risk that Ceragon will not achieve the benefits it expects from its expense reduction plans and profit enhancement programs, as may be undertaken from time to time; the risk that Ceragon will not continue to comply with the financial or other covenants in its agreements with its lenders; the risk of significant expenses in connection with potential contingent tax liability; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.